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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                             INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                       CENTENNIAL HEALTHCARE CORPORATION
             (Exact name of registrant as specified in its charter)

                   GEORGIA                                      58-1839701
       (State or other jurisdiction of                         (IRS Employer
       incorporation or organization)                     Identification Number)

   400 PERIMETER CENTER TERRACE, SUITE 650                         30346
              ATLANTA, GEORGIA                                  (Zip Code)
  (Address of principal executive offices)

       Registrant's telephone number, including area code: (770) 698-9040

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

                       CENTENNIAL HEALTHCARE CORPORATION
                    400 PERIMETER CENTER TERRACE, SUITE 650
                             ATLANTA, GEORGIA 30346

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
                             ---------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                           SEND THE COMPANY A PROXY.
                             ---------------------

     This Information Statement is being mailed on or about April 6, 2000, by Centennial Healthcare Corporation (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible appointment or election of persons designated by Hilltopper Holding Corp. ("Parent"), a wholly owned subsidiary of Warburg, Pincus Equity Partners, L.P. ("WPEP"), to a majority of the seats on the Board of Directors of the Company (the "Board."). On February 25, 2000, the Company, Parent, and Hilltopper Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for Purchaser to make an all cash tender offer of $5.50 a Share (the "Offer") and the subsequent merger of Purchaser with and into the Company (the "Merger"), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent. Purchaser commenced the Offer on March 17, 2000, for all of the outstanding Shares. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, April 13, 2000, unless the Offer is extended. The Merger Agreement provides that, subject to compliance with applicable laws and promptly following the purchase by Purchaser of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors as will give Parent representation on the Board equal to its percentage ownership of Shares (the "Parent Designees").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement concerning Parent and Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy and completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company currently outstanding and each Share has one vote. As of April 4, 2000, there were 11,923,618 Shares outstanding. The Board currently consists of seven directors in three classes, one class with three members and two classes with two members each. Each director serves a three year term and until such director's successor has been duly elected and qualified, or until such director's earlier resignation or removal. At each annual meeting of shareholders, members are elected to the class of directors whose terms are due to expire in the year in which such meeting is held. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase and payment for any Shares by Purchaser pursuant to the Offer, Parent is entitled to designate that number of Parent Designees equal to the product (rounded up to the nearest whole number) of the total number of directors on the Board (after giving effect to the Parent Designees and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its Subsidiaries) bears to the number of outstanding Shares. At such time, the Company will also cause (i) each committee of the Board, (ii) if requested by Parent, the board of directors of each subsidiary and (iii) if requested by Parent, each committee of such subsidiary board to include persons designated by Parent constituting the same percentage of such committee or board as Parent's Designees constitute on the Board. The Company will, upon request by Parent, increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be appointed or elected to the Board and will cause Parent's Designees to be appointed or elected.

     Following the appointment or election of Parent's Designees and prior to the effective time of the Merger contemplated by the Merger Agreement, the affirmative vote of a majority of the directors who are not Parent Designees (of which there must be at least two) will be required for the Company to take action to amend or terminate the Merger Agreement, exercise or waive the rights or remedies of the Company under the Merger Agreement or extend the time allotted for Parent or Purchaser to perform their obligations under the Merger Agreement or take any other action in connection with the Merger Agreement required to be taken by the Board.

     Parent has informed the Company that it will choose the Parent Designees from the persons listed below and that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the potential Parent Designees is presented below. All persons listed below are citizens of the United States of America.

                                             POSITION WITH PARENT; PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                NAME                   AGE          AND MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
                ----                   ---   ----------------------------------------------------------------
David Wenstrup.......................  35    Vice President, Secretary and Director of Parent; Vice
                                             President, Secretary and Director of Purchaser; Vice President
                                             of E.M. Warburg, Pincus & Co., LLC ("Warburg Pincus") since
                                             1997. Prior to 1997, Mr. Wenstrup was with the Boston Consulting
                                             Group.
Jonathan S. Leff.....................  31    Member and Managing Director of Warburg Pincus and Partner of
                                             Warburg, Pincus & Co. ("Warburg") since 1996. Prior to 1996, Mr.
                                             Leff was a consultant at Oliver, Wyman & Co.
Joel Ackerman........................  33    Member and Managing Director of Warburg Pincus; Partner of
                                             Warburg; President, Treasurer and Director of Parent; President,
                                             Treasurer and Director of Purchaser.
Deborah L. Devedjian.................  37    Vice President of Warburg Pincus. Prior to January, 2000, Ms.
                                             Devedjian was employed by Roundtable Partners, a consulting firm.
Robert A. Yedid......................  41    Vice President of Warburg Pincus. Prior to January, 2000, Mr.
                                             Yedid was employed by Bear Stearns.
Geoffrey S. Raker....................  31    Vice President of Warburg Pincus. Prior to February 2000, Mr.
                                             Raker was employed by Morgan Stanley Dean Witter. Prior to 1996,
                                             Mr. Raker served as a management consultant for Bain & Company.

     Parent has also advised the Company that, to the best of Parent's knowledge, none of the potential Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) beneficially owns any securities (or rights to acquire any securities) of the Company (except for 2,500 Shares owned by Mr. Wenstrup that Mr. Wenstrup intends to tender in the Offer), or (iii) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9 or the Offer to Purchase relating to the Offer.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company as of April 4, 2000 are as follows:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
J. Stephen Eaton                             49    Chairman, President, and Chief Executive
                                                     Officer
Kent C. Fosha, Sr.                           59    Executive Vice President of Operations
Alan C. Dahl                                 39    Executive Vice President, Chief Financial
                                                     Officer, Treasurer and Director
Lawrence W. Lepley, Jr.                      55    President of Paragon Rehabilitation, Inc.
Wayne H. Mayo                                56    Senior Vice President of
                                                     Operations -- Eastern Division
Clay F. Crosson                              43    Senior Vice President of
                                                     Operations -- Western Division
James B. Hoover                              45    Director
Bertil D. Nortin                             66    Director
Charles D. Nash                              57    Director
Andrew M. Paul                               44    Director
Bob L. Wood                                  55    Director

     J. Stephen Eaton is Chairman of the Board of the Company and has served as its President and Chief Executive Officer since founding the Company in 1989. From 1982 to 1988, Mr. Eaton served in various executive positions (including Vice President in 1988) at Consolidated Resources Corporation of America and its successors ("CRCA"). When the Company acquired CRCA in 1990, CRCA served as the general partner of private and public limited partnerships that owned in excess of 31 long-term care and assisted living facilities. Mr. Eaton also serves as a director of Saint Joseph's Mercy Care Corporation, a non-profit corporation based in Atlanta, Georgia which provides mobile health services to the homeless and other underserved populations, and of Saint Joseph's Health System, a major tertiary care hospital and health system in Atlanta, Georgia.

     Kent C. Fosha, Sr. has served as Executive Vice President of Operations since January 1996 and also serves as president of Centennial HealthCare Management Corporation. He joined the Company in 1990 and served as the Company's senior vice president of operations until January 1996. Mr. Fosha has over 24 years experience in all aspects of nursing home management, including the supervision of multi-state operations for National Heritage, Inc. and Beverly Enterprises. Mr. Fosha, a licensed nursing home administrator, also served as president of the Georgia Healthcare Association and has served on several long-term care committees.

     Alan C. Dahl has served as Executive Vice President, Chief Financial Officer, Treasurer and Director of the Company since January 1996. From February 1991 to December 1995, he served as senior vice president. Mr. Dahl has been involved in health care finance for the past 12 years. Mr. Dahl was previously senior vice president of Southmark Public Syndications, Inc., a subsidiary of Southmark Corporation. Mr. Dahl, a certified public accountant, also worked in the tax department at Arthur Young & Company.

     Lawrence W. Lepley, Jr. has served as President of Paragon Rehabilitations, Inc., a subsidiary of the Company, since its inception in 1989. Mr. Lepley has 33 years experience in the health care industry, having previously served as vice president of development and general counsel for a corporation specializing in head injury rehabilitation. Mr. Lepley has also served as vice president, corporate attorney and lobbyist for the Tennessee Hospital Association. Mr. Lepley began his health care career as a pharmacist in both hospital and retail settings, and he maintains licenses in law and pharmacy in the state of Tennessee.

     Wayne H. Mayo has served as Eastern Division Senior Vice President of the Company since January 1997. Mr. Mayo served as Regional Vice President of the Company from 1991 to 1996, and was responsible for the Company's eastern region facilities. Mr. Mayo previously served as regional vice president of operations for Vantage Healthcare Corporation and also served as regional vice president of operations for Medco Centers, Inc. for seven years. Mr. Mayo is a member of the American College of Health Care Administrators ("ACHCA").

     Clay F. Crosson has served as Western Division Senior Vice President of the Company since February 1997. Prior to joining the Company in 1997, Mr. Crosson was vice president of operations and a member of the Board for CareMore, Inc. for five years. Mr. Crosson served 11 years at National HealthCorp, L.P. in various capacities. Mr. Crosson has 19 years experience in long-term care, subacute care, home health care, managed care and assisted living. Mr. Crosson is a Fellow of the ACHCA and holds certifications in SubAcute Administration and Nursing Home Administration. He presently serves as National Chairman of ACHCA and is a board member of the Nursing Home Administrators Licensure Board of the State of Georgia.

     James B. Hoover has served as a Director of the Company since January 1996. Mr. Hoover has served as a general partner of the sole general partner of WCAS VI since 1992. From 1984 to 1992, Mr. Hoover served as a general partner of Robertson, Stephens & Co. ("RS&Co."), an investment banking firm specializing in the financing of emerging growth companies, with particular emphasis in the health care industry. Prior to joining RS&Co., Mr. Hoover was vice president of the Investment Management Group of Citibank, N.A., from 1977 to 1984. Mr. Hoover serves as a director for Housecall Medical Resources, Inc. and U.S. Physical Therapy, as well as five private companies. Additionally, Mr. Hoover is a member of the Special Projects Committee of Memorial Sloan-Kettering Cancer Center which raises funds and evaluates funding proposals from physicians interested in pursuing cancer research projects.

     Bertil D. Nordin has served as a Director of the Company since March 1997. Mr. Nordin is currently an investor and advisor. From 1990 to 1994, Mr. Nordin served as chairman of the board of Digital Communications Associates, Inc. ("DCA"), a telecommunications company. Mr. Nordin was also president and chief executive officer of DCA from 1981 to 1990. Mr. Nordin serves as a director for TechForce Corporation, a public company, and the Atlanta Symphony Orchestra.

     Charles D. Nash has served as a Director of the Company since October 1998. Mr. Nash has served as managing director of Nash Equity Capital, Inc., a capital markets and strategic corporate advisor company, since 1997. From 1991 to 1997, Mr. Nash was managing director and corporate finance executive for Interstate/Johnson Lane, an investment banking company.

     Bob L. Wood has served as a Director of the Company since January 2000. Mr. Wood served as president and chief executive officer of Nations Health, Inc., a home-health company, from 1995 to 1999. From 1993 to 1995, Mr. Wood was an independent healthcare consultant, working with troubled healthcare companies in all aspects of operational and financial management.

     Andrew M. Paul has served as a Director of the Company since January 1996. Mr. Paul serves as a general partner of the sole general partner of Welsh, Carson, Anderson & Stowe, VI, L.P. ("WCAS VI"), a private equity investment fund. Prior to joining WCAS VI in 1984, Mr. Paul was an associate in Hambrecht & Quist's venture capital group. From 1978 to 1981, he was a systems engineer and later a marketing representative for International Business Machines Corporation. Mr. Paul serves as a director of Accredo Health, Inc., a provider of specialized contract pharmacy and related services to patients with chronic diseases.

     With the exception of Messrs. Eaton and Dahl, none of the directors are, or have been, employed by any parent, subsidiary or other affiliate of the Company. There are no family relationships between any directors or executive officers.

MEETINGS AND COMMITTEES

     During 1999, the Board met six times (including regularly scheduled and special meetings). All of the directors attended at least 75% of all meetings of the Board and the committees on which they served in 1999.

     Audit Committee. The Board has established an Audit Committee that consists of Messrs. Nash and Nordin. Mr. Nordin is chairman and Mr. Eaton is an ex-officio, non-voting member of the Audit Committee. The Audit Committee is responsible for (a) recommending to the Board the firm to be employed as independent auditors of the Company, and (b) meeting with the Company's independent auditors at least annually to review (i) the scope of audit and non-audit assignments and related fees, (ii) accounting principles used by the company in financial reporting, and (iii) the adequacy of the Company's internal control procedures. During 1999, the Audit Committee held two meetings.

     Compensation Committee. The Board has established a Compensation Committee that consists of Messrs. Eaton and Paul and, until his resignation from the Board in September 1999, Mr. Robert Ortenzio. Mr. Paul is chairman of the Compensation Committee. The Compensation Committee is responsible for (a) reviewing, approving, recommending and reporting to the Chief Executive Officer and the Board matters regarding the compensation of the Company's executive officers and other key employees and compensation levels or plans affecting the compensation of the Company's other employees and (b) administering the Company's 1994 Stock Option Plan, 1996 Executive Stock Plan, 1996 Employee Stock Option Plan and 1997 Stock Plan (collectively, the "Stock Plans"). During 1999, the Compensation Committee acted by unanimous written consent in lieu of a meeting on one occasion and did not grant any stock options.

     Nominations for directors are made by the Board. The Bylaws require an advance notice procedure for the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure"). Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director generally must be given not less than 120 nor more than 150 days prior to the anniversary of the date that notice of the annual meeting of shareholders was given in the preceding year and must contain: (i) the name and record address of the shareholder who intends to make the nomination; (ii) the name, age and residence address of the nominee; (iii) the principal occupation or employment of the nominee; (iv) the class, series and number of shares held of record, beneficially and by proxy, by the shareholder and the nominee as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice; and (v) such other information relating to the nominee proposed by such shareholder as is required to be included if the Company is then subject to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the written consent of each nominee to be named in the proxy statement and to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the Nomination Procedure. Although the advance notice provisions do not give the Board any power to approve or disapprove shareholder nominations by the Company, they may have the effect of precluding a contest for the election of directors if the procedures established by the Bylaws are not followed and the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors, without regard to whether consideration of such nominees might be harmful or beneficial to the Company and its shareholders.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires executive officers and directors of the Company and persons who beneficially own more than ten percent of the Company's Common Stock to file with the Securities and Exchange Commission certain reports, and to furnish copies thereof to the Company, with respect to each such person's beneficial ownership of the Company's equity securities. Based solely upon a review of the copies of such reports furnished to the Company and certain representations of such persons, the Company believes that all filings were timely.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning the compensation paid to the Company's Chief Executive Officer and the Chief Executive Officer and each of the four most highly compensated executive officers of the Company (collectively the "Named Executive Officers") whose salary and bonus compensation for the year ended December 31, 1999 exceeded $100,000.

                                           ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                               -------------------------------------------   ------------------------------
                                                               OTHER         SECURITIES
                                      SALARY     BONUS         ANNUAL        UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR   ($)(1)    ($)(2)    COMPENSATION ($)   OPTIONS (#)   COMPENSATION ($)
---------------------------    ----   -------   -------   ----------------   -----------   ----------------
J. Stephen Eaton.............  1999   367,500                   13,998(3)          --            --
  President and Chief          1998   350,000   120,000         11,846(3)          --            --
  Executive Officer            1997   309,000        --          6,931(3)      34,485            --
Kent C. Fosha, Sr............  1999   228,979        --          6,818(3)          --            --
  Executive Vice President     1998   211,985    72,000          5,309(3)      50,000            --
                               1997   180,250        --          3,059(3)      17,242            --
Alan C. Dahl.................  1999   233,016        --          7,496(3)          --            --
  Executive Vice President     1998   211,985    75,000          7,903(3)      50,000            --
  and Chief Financial Officer  1997   180,250                   10,118(3)      17,242            --
Laurence W. Lepley, Jr.......  1999   199,800    53,400          8,181(4)          --            --
  President of Paragon         1998   182,685    69,000          7,202(4)      50,000            --
  Rehabilitation, Inc.         1997   158,295   116,000          9,392(4)       4,028            --

---------------

(1) Represents annual salary, including compensation deferred by the Named Executive Officers pursuant to the Company's 401(k) Plan.
(2) Represents annual bonuses earned by the executive officers for the period indicated.
(3) Includes insurance for Messrs. Eaton, Fosha and Dahl which provides for reimbursement for health and dental costs in excess of the amount payable under the Company's group health and dental plan.
(4) Includes $677, $1,202 and $1,211 as matching 401(k) contribution and automobile allowance of $8,715, $6,000 and $6,970 for 1997, 1998 and 1999
    respectively.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     On December 31, 1995, the Company entered into employment agreements with Messrs. Eaton, Dahl, and Fosha (the "Employment Agreements"). The Employment Agreements provide for a base salary, an annual bonus, and an amount for fees incurred for legal, accounting or other professional advice. The base salaries for Messrs. Eaton, Dahl, and Fosha total $300,000, $175,000, and $175,000, respectively. These base salaries are reviewed at least once annually on May 1 by the Compensation Committee of the Board to determine whatever increase may be merited, with the minimum annual increase equal to the increase in the Consumer Price Index as published by the U.S. Department of Labor, Bureau of Statistics, for the period since the last annual review ("Consumer Price Index"). In addition, each of these employees is eligible to participate in the 1996 Executive Stock Plan, management incentive programs, retirement, welfare and other benefit plans or programs of the Company, including, at the Company's sole expense, health, dental and hospitalization insurance coverage. Unless earlier terminated as provided therein, the Employment Agreements continue until December 31, 1998 (or 1999 for Mr. Eaton), and extend automatically each day for an additional day so that the remaining term continues to be two years for Mr. Eaton and one year for Messrs. Dahl and Fosha.

     The Company can terminate such agreements upon the death or disability of an employee or for cause as defined therein. Each employee may terminate his employment for any reason within a 90-day period beginning on the 30th day after a Change in Control of the Company (as defined below) or within a 90-day period beginning on the one-year anniversary of a Change in Control. If the Company terminates an Employment Agreement, or if an employee terminates his employment for Good Reason (as defined below) upon a Change in Control, then the Company must pay the employee (or, in the case of death, the employee's estate) for 12 consecutive months thereafter (24 months in the case of Mr. Eaton) the greater of one-twelfth of his salary at the rate in effect on his termination date or at the highest rate in effect at any time during the 90-day period prior to a Change in Control, as well as all amounts of his base salary that are deferred under the Company's qualified and non-qualified employee benefit plans or any other agreement or arrangement. In addition, the restrictions on the employee's outstanding incentive awards, including stock options, would lapse and such incentive awards would immediately vest. Under each of the Employment Agreements, the employee agrees to maintain the confidentiality of the Company's trade secrets and agrees, for a period of one year following termination, not to compete with or solicit employees or customers of the Company. For the purposes of the Employment Agreements, Good Reason includes an occurrence after a Change in Control such as an adverse change in the employee's status, title, position or responsibilities; reduction in base salary or other compensation or benefits; or a material breach of the terms of the Employment Agreements. A Change of Control includes an acquisition of the Company's voting securities of 40% or more; a merger, consolidation or reorganization involving the Company unless at least two-thirds of the combined voting power of the corporation resulting from such merger, consolidation or reorganization is owned in substantially the same proportion as before such merger, consolidation or reorganization and the persons serving as directors before such merger, consolidation or reorganization constitute at least two-thirds of the directors of the surviving corporation; a complete liquidation or dissolution of the Company; or an agreement for the sale or disposition of all or substantially all of the Company's assets.

     Effective January 1, 1998, Paragon Rehabilitation, Inc., a subsidiary of the Company ("Paragon"), entered into an Amended and Restated Employment Agreement with Laurence W. Lepley, Jr., who serves as president of Paragon (the "Lepley Agreement"). The Lepley Agreement provides for an annual base salary of $184,000 reviewable annually on January 1 and subject to annual increases (as described above with respect to the Employment Agreements) and annual bonus. The Lepley Agreement allows participation in the Company's stock option plans and provides health, dental and short and long-term disability insurance and an automobile allowance. The initial term ends on December 31, 2000, but beginning on the second anniversary of the effective date extends automatically each day for an additional day so that the remaining term continues to be two years.

     Paragon may terminate the Lepley Agreement upon the death or disability of Mr. Lepley or for cause as defined therein, or after the vote of a majority of the Company's Board of Directors in favor of termination. Mr. Lepley may terminate his employment for Good Reason (as defined below) within a 90-day period beginning on the 30th day after a Change in Control of the Company (as defined above) or within a 90-day period beginning on the one-year anniversary of a Change in Control of the Company. If Paragon terminates the Lepley Agreement for reasons other than for cause, or if Mr. Lepley terminates his employment for Good Reason, then Paragon must pay Mr. Lepley (or, in the case of death, his estate) for 12 consecutive months thereafter one-twelfth of his salary at the rate in effect on his termination date. If the Lepley Agreement is terminated due to death or disability, or by Mr. Lepley for Good Reason, then the restrictions on any outstanding incentive awards, including stock options, would lapse and such incentive awards would immediately vest. Mr. Lepley agrees to maintain the confidentiality of Paragon's trade secrets and agrees, for a period of one year following termination, not to compete with or solicit employees or customers of Paragon. For the purposes of the Lepley Agreement, Good Reason includes an occurrence after a Change in Control such as an adverse change in the employee's status, title, position or responsibilities; reduction in base salary or other compensation or benefits; or a material breach of the terms of the Lepley Agreement.

     After the consummation of the Merger, new employment agreements will be effective with Messrs. Eaton, Dahl, Fosha and Lepley that provide for an annual base salary, an annual target bonus of 25% of base salary, severance payments following termination without "Cause" or with "Good Reason" (as such terms are defined in the new agreements) and, in the case of Mr. Eaton, a stock repurchase requirement.

COMPENSATION OF DIRECTORS

     All members of the Board are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. Non-Employee Directors (as defined pursuant to Rule 16b-3 under the Exchange
Act) receive $8,000 annually (paid in four quarterly installments) and $1,000 for each meeting of the Board or any committee of the Board (except for telephonic meetings and committee meetings held on the same day as a Board meeting) for their services as Non-Employee Directors. Pursuant to the Company's 1997 Stock Plan, directors are eligible for grants of non-qualified stock options at the discretion of the Compensation Committee.

OPTION GRANTS IN LAST FISCAL YEAR

     No options or stock appreciation rights were granted to the Chief Executive Officer or any of the Named Executive Officers in 1999.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

     The following table sets forth certain information concerning option holdings for the fiscal year ended December 31, 1999, with respect to the Chief Executive and each of the Named Executive Officers of the Company. No options or stock appreciation rights ("SARs") were exercised during such year and no SARs were outstanding at the end of such year.

                                                      SECURITIES UNDERLYING               VALUE OF
                                                            NUMBER OF                    UNEXERCISED
                                                           UNEXERCISED                  IN-THE-MONEY
                                                             OPTIONS                       OPTIONS
                                                          AT FY-END (#)               AT FY-END ($)(1)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                               -----------   -------------   -----------   -------------
J. Stephen Eaton.................................    149,433           0              0              0
Kent C. Fosha, Sr................................    117,053           0              0              0
Alan C. Dahl.....................................    105,558           0              0              0
Laurence W. Lepley, Jr...........................     60,344           0              0              0

---------------

(1) Based on a closing price of $3.00 per share of Common Stock on December 31, 1999.

                              CERTAIN TRANSACTIONS

     Mr. Eaton owns 100% of the common stock of Centennial Employee Management Corporation ("CEMC"). The Company leases its facility-based employees at cost from CEMC on a pass through basis. CEMC was set up to take advantage of reduced workers' compensation and group health insurance rates and passes on these insurance costs savings to the Company. Mr. Eaton is Chairman, President and Chief Executive Officer of the Company. Mr. Eaton receives no economic benefit from his ownership of CEMC.

     Ashton Woods Rehabilitation Center, which is leased by the Company, is owned by Ashton Woods Limited Partnership. Mr. Dahl owns all of the outstanding stock of the corporate general partner of this entity. Mr. Dahl is Executive Vice President, Chief Financial Officer, Treasurer and director of the Company.

     On June 22, 1999, Messrs. Eaton and Dahl acquired 100% of the capital stock of EBT Healthcare, Inc., general partner of EBI Healthcare, Ltd. ("EBT"), as well as all limited partnership interests in EBT. The Company currently leases twelve facilities from EBT pursuant to leases entered into prior to the acquisition of EBT by Messrs. Eaton and Dahl.

     On December 1, 1999, the Company sold three skilled nursing facilities owned by it to entities owned by Five Star Healthcare LLC ("Five Star"). The Company also terminated a lease, which was then purchased by an entity owned by Five Star. Five Star is wholly-owned by entities wholly-owned by Messrs. Easton and Dahl and their respective spouses. The Company continues to manage these facilities pursuant to management agreements. Under these management agreements, the Company has agreed to indemnify the owners against certain of the Company's acts or omissions.

     The Company and each of the Five Star entities entered into Indemnity Agreements whereby the Company agreed to indemnify and hold these entities harmless from any loss or liability asserted against amounts due such entities for services provided to Medicare or Medicaid patients on or after December 1, 1999 as a result of the pending investigation of the Company by the Department of Health and Human Services, Office of Inspector General.

                      COMMON STOCK OWNERSHIP BY MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

     The following table sets forth the beneficial ownership of shares of Common Stock as of December 31, 1999 for (i) directors of the Company, (ii) the Chief Executive Officer and Named Executive Officers, (iii) the directors and executive officers of the Company as a group and (iv) each person who is a shareholder of the Company holding more than a five percent interest in the Company.

                                                             NUMBER OF SHARES OF    PERCENT OF COMMON
                                                                COMMON STOCK        STOCK BENEFICIALLY
NAME OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED(1)         OWNED
------------------------                                    ---------------------   ------------------
Welsh, Carson, Anderson & Stowe VI, L.P...................        2,520,193(2)             21.1%
WCAS Capital Partners II, L.P.............................          246,896(3)              2.1
WCAS Healthcare Partners L.P..............................           81,384(4)                *
J. Stephen Eaton..........................................        1,264,804(5)             10.6
Goldman Sachs Asset Management............................        1,473,000(6)             12.4
South Atlantic Venture Fund II, Limited Partnership.......          798,963(7)              6.7
Laurence W. Lepley, Jr....................................          196,569(8)              1.6
Alan C. Dahl..............................................          178,350(9)              1.4
Kent C. Fosha, Sr.........................................          126,023(10)             1.0
James B. Hoover...........................................           17,602(11)               *
Andrew M. Paul............................................           16,845(12)               *
Bertil D. Nordin..........................................           21,983(13)               *
Charles D. Nash...........................................           12,414(14)               *
Bob L. Wood...............................................                0(15)               *
All directors and executive officers as a group (9
  persons)................................................        1,835,540                15.4

---------------

   * Less than 1.0%.
 (1) Based on an aggregate of 11,923,618 shares of Common Stock issued and outstanding as of April 4, 2000. Does not include shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days. Each person named above has sole voting and dispositive power with respect to all shares listed opposite such person's name, except as otherwise noted.
 (2) The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815. Information obtained from Form 4 filed with the Securities and Exchange Commission ("SEC") for February, 1998.
 (3) The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815. Information obtained from Form 4 filed with the SEC for February, 1998.
 (4) The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815. Information obtained from Schedule 13G filed on February 13, 1998 by WCAS VI, for itself and WCAS Capital and WCAS Healthcare.
 (5) Includes 149,433 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.
 (6) Based on Schedule 13G/A of shareholder filed on February 9, 2000. The shareholder's address is 85 Broad Street, New York, New York 10004.
 (7) The shareholder's address is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.
 (8) Includes 60,344 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days, and 26,500 shares beneficially owned by Mr. Lepley's wife, of which shares Mr. Lepley disclaims beneficial ownership. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.
 (9) Includes 75,558 shares purchasable upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(10) Includes 117,053 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.
(11) Includes 4,138 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days and shares held by Mr. Hoover or by the James Hoover IRA. The shareholder's address is Dauphin Capital Partners, 108 Forest Avenue, Locust Valley, New York 11560.
(12) Includes 4,138 shares purchasable upon exercise of options that are currently exercisable or will become exercisable within 60 days. Does not include 2,520,193 shares held by WCAS VI, WCAS Capital, or WCAS Healthcare, of which entities Mr. Paul serves as a general partner of the general partner or is an affiliate. Mr. Paul disclaims beneficial ownership of these shares. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.
(13) Includes options to acquire 14,483 shares that are currently exercisable or will become exercisable within 60 days. Does not include 206,214 shares held by South Atlantic Venture Fund II, Limited Partnership ("South Atlantic") of which Mr. Nordin is a special limited partner. Mr. Nordin disclaims beneficial ownership of the shares owned by South Atlantic. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.
(14) Includes options to acquire 12,414 shares that are currently exercisable or will become exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, GA 30346.
(15) Mr. Wood's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, GA 30346.

                        REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee is responsible for ensuring that a proper system of short and long-term compensation is in place to provide performance-oriented incentives to management.

     The Compensation Committee administers the Company's executive compensation program, including determination of salary and bonus compensation for the Chief Executive Officer and the Named Executive Officers and determination of the nature, time and amounts of option grants to such executive officers under the Company's Stock Plans. The Compensation Committee's report for 1999 is as follows:

COMPENSATION POLICY

     Generally, the Company's executive compensation is designed to be competitive with compensation offered by other companies against which the Company competes for executive resources. The executive compensation plans are designed to attract and retain highly qualified executives critical to the Company's long-term success. The Compensation Committee intends for the executive compensation program to satisfy the following guidelines:

     - Recognize and reward high performance and extraordinary results.

     - Have a portion of total compensation bear a direct relationship to the Company's operating performance and achievement of short-term and long-term goals.

     - Provide opportunity to acquire additional direct ownership in the Company and provide motivation to build shareholder value by aligning executives' interests with shareholder interests.

     Executive compensation is composed of base salary, bonus awards and long-term incentive compensation.

BASE SALARY

     In the case of Messrs. Eaton, Dahl, and Fosha base salary is paid pursuant to the Employment Agreements or the Lepley Agreement in the case of Mr. Lepley; in the case of all other executive officers, base salary is determined and fixed by management based on the policies of the Compensation Committee. The employment agreements require the Compensation Committee to review base salaries of the executives who are parties thereto on May 1 (or January 1 with respect to Mr. Lepley) of each year and provide for an annual increase as determined by the Compensation Committee, but not less than the increase in the Consumer Price Index. The Compensation Committee reviews the individual contributions and performance of each such executive officer and takes into account various qualitative and quantitative factors in determining the increases in base salaries. In particular, the Compensation Committee considers several financial performance measures, including business development, earnings growth and stock price, as well as the individual's work experience, level of responsibility and contribution to the Company's long-term success. The Compensation Committee does not, however, apply any specific quantitative formula in making compensation decisions with respect to base salary, annual bonus awards or long-term incentive compensation.

BONUS AWARDS

     Bonus payments are awarded to the Company's executives at the discretion of the Compensation Committee, which considers the achievement of certain performance targets and new business development.

LONG-TERM INCENTIVE COMPENSATION

     The Company's long-term incentive compensation strategy is focused on the grant or award of (i) options to purchase shares of Common Stock, (ii) stock appreciation rights, (iii) reload options and (iv) restricted stock pursuant to the Stock Plans. The Compensation Committee determines who receives grants or awards, the grant or award date, the number of shares subject to the grant or award, the exercise price (based on the closing price of the Common Stock on the date of grant or award), the vesting schedule and other matters as specified in the Stock Plans. The Compensation Committee believes that these grants or awards reward executive officers for their efforts in improving long-term performance of the Common Stock and creating value for the Company's shareholders, thereby aligning the financial interests of such executives with those of the Company's shareholders.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Based on its assessment of the performance of the Company and Mr. Eaton's performance during 1999, the Compensation Committee (composed of Mr. Paul for this purpose) increased Mr. Eaton's base salary from $350,000 to $367,500. The Compensation Committee considered the same factors described above in determining Mr. Eaton's base salary for 1999.

SECTION 162(M)

     Section 162(m) of the Internal Revenue Code generally disallows tax deduction by a public company for compensation in excess of $1,000,000 paid to such company's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Compensation Committee intends to attempt to structure future compensation of the Company's Chief Executive Officer and Named Executive Officers so as to preserve the deductibility of such compensation under Section 162(m).

                                          COMPENSATION COMMITTEE

                                          Andrew M. Paul, Chairman
                                          J. Stephen Eaton

     THE FOREGOING REPORT SHOULD NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE EXCHANGE ACT (TOGETHER, THE "ACTS"), EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

                         STOCK PRICE PERFORMANCE GRAPH

     The following line graph compares the yearly percentage change in cumulative shareholder return on the Common Stock with (a) the performance of a broad equity market indicator, and (b) the performance of a peer group index. The graph compares the percentage change in the return on the Common Stock since July 2, 1997 with the cumulative total return on the NASDAQ Index and the Peer Group identified by the Company (which group includes Beverly Enterprises, Inc., Genesis Health Ventures Inc., Integrated Health Services, Inc., Mariner Post Acute Network, Sun Healthcare Group, Inc., Vencor Inc., Advocat Inc., National Healthcare L.P., and Manor Care Inc.) over such period. The Peer Group companies include the long-term care organizations most similar to the Company, and most of the other major publicly traded long-term care organizations. The stock price performance graph assumes an investment of $100 in the Company on July 2, 1997 and an investment of $100 in the two indexes on July 2, 1997 and further assumes the reinvestment of all dividends. The stock price performance, presented monthly for the period from July 2, 1997 through December 31, 1999 is not necessarily indicative of future results. Information used in this graph was obtained from Zack's Investment Research, a source believed to be reliable, but the Company is not responsible for errors or omissions in such information.

                                                       CENTENNIAL                    NASDAQ                    PEER GROUP
                                                       ----------                    ------                    ----------
7/2/97                                                      100                         100                         100
1997                                                     142.19                      109.63                      100.38
1998                                                      96.87                      154.11                       49.78
1999                                                      18.75                      278.75                       28.04

     THE STOCK PRICE PERFORMANCE GRAPH SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT INTO ANY FILING UNDER THE ACTS EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACT.